RESONANT INC.
10900 Stonelake Blvd
Suite 100, Office 02-130
Austin TX 78759

April 20, 2021

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Resonant Inc. Registration Statement on Form S-3 (File No. 333-254242) Withdrawal of Acceleration Request

Ladies and Gentlemen:

Resonant Inc. (the “Company”) hereby withdraws its request for acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-254242), which was previously submitted on April 19, 2021.

Very truly yours,

RESONANT INC.

By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer